Exhibit 99.1

NICE and Customers Sweep Up Eight Homeland Security Awards from
Government Security News

NICE named best vendor in three categories: Intelligent Video Surveillance, Forensic Software,
and PSIM Solution

Paramus, New Jersey, December 3, 2014 – NICE Systems (NASDAQ: NICE) today announced that it is the winner of multiple Homeland Security Awards from Government Security News (GSN) for Best Intelligent Video Surveillance, Best Forensic Software and Best PSIM Solution. Five NICE customers were also honored as “Most Notable” in their respective categories. The GSN awards acknowledge the outstanding achievements of security solution providers and government agencies at the federal, state and municipal levels.

Suspect Search, a patent-pending video analytics technology, was recognized for its ability to quickly locate and retrace the movements of a person of interest within a video surveillance network. The solution can scan an hour of video in less than a minute, automatically filtering out 95 percent of irrelevant images, aiding both real-time and post-event investigations.

NICE Situator was distinguished for providing advanced Physical Security Information Management (PSIM). The system consolidates data from various sensors, like CCTV and access control, within a single operations center. This information is filtered into pre-defined response plans to help operators better manage situations in real time.

Additionally, NICE customers were honored in the following categories:

•	Most Notable Airport/Aviation Security Program
•	Most Notable Maritime/Seaport Security Program
•	Most Notable Railroad/Mass Transit Security Program:
•	Most Notable Municipal/County Security Program, Project or Initiative

“The pool of nominees for this year’s GSN Homeland Security Awards was very competitive, as always, so the large number of awards received by NICE and its clients is really a testament to NICE’s superb security solutions and its ability to deliver,” said Adrian Courtenay, CEO of World Business Media, LLC, which publishes Government Security News. “The NICE solutions have all the hallmarks that the GSN Homeland Security Awards judges were looking for in winning entries – technological innovation, ability to enhance security and overall operations, filling recognized government IT security gaps, and the flexibility to meet both current and future security needs of government organizations.”

“This has been another great year for NICE – winning eight GSN Homeland Security awards is the icing on the cake for us and our customers,” said Chris Wooten, Executive Vice President, NICE Security Group. “Our Suspect Search solution alone picked up two major awards, adding to the numerous accolades received in recent months. But it is really our customer awards we are most proud of, as this reaffirm NICE’s ability to provide real return on investment to its customers worldwide and our commitment to developing innovative solutions that help organizations solve complex security and operational problems.”

NICE’s security solutions help organizations capture, analyze and leverage big data to anticipate, manage and mitigate security and safety risks, improve operations, and make the world a safer place. The NICE security, intelligence and cyber offerings provide valuable insights that enable enterprises and government agencies to take the best action at the right time by correlating structured and unstructured data from multiple sensors and channels, detecting irregular patterns, and recognizing trends. The solutions have been deployed to help secure a broad range of organizations and events, such as banks, utility companies, airports, seaports, city centers, transportation systems, major tourist attractions, as well as sporting events and diplomatic meetings.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Corporate Media Contact
Erik Snider, +1 877 245 7448, erik.snider@nice.com

Investors
Marty Cohen, +1 212 574 3635, ir@nice.com, ET
Yisca Erez +972 9 775 3798, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Systems. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements Pertaining to NICE Systems
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.